Exhibit 4.1

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

This AMENDMENT NO. 2 TO RIGHTS AGREEMENT (this “Amendment”) is hereby entered into as of December 8, 2009, by and between NexMed, Inc., a Nevada corporation (the “Company”) and Wells Fargo Bank, N.A., as Rights Agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of April 3, 2000, by and between the Company and the Rights Agent, as amended (the “Rights Agreement”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of November 20, 2009, by and among the Company, BQ Acquisition Corp., Bio-Quant, Inc. (“Bio-Quant”), Ali Samer Al-Assaad, as Shareholder Representative, and the other parties thereto (the “Merger Agreement”) the Company has undertaken to amend the Rights Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein, the parties hereto agree as follows:

1.           The first sentence of Section 1(a) of the Rights Agreement shall be amended to read in its entirety as follows:

(a)           “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan or of any Subsidiary of the Company, (iv) any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan, (v) the Grandfathered Stockholder, (vi) Southpoint Master Fund, LP or its Affiliates so long as their aggregate beneficial ownership of Common Stock is less than 20% of the shares of Common Stock then outstanding, or (vii) any Person who would otherwise be an Acquiring Person as a result of its receipt of shares of Common Stock (including, without limitation, shares of Common Stock issued in satisfaction of the Notes (as defined in the Bio-Quant Merger Agreement) ) and shares of Common Stock issued as equity awards or underlying any such equity awards granted pursuant to Section 4.4 of the Bio-Quant Merger Agreement) in connection with those transactions contemplated by the Agreement and Plan of Merger, dated as of November 20, 2009, by and among the Company, Bio-Quant, Inc. and the other parties thereto (the “Bio-Quant Merger Agreement”).

2.           Except as set forth herein, the provisions of the Rights Agreement shall remain in full force and effect.

3.           This Amendment may be executed by the undersigned in one or more counterparts, each of which when so executed, shall be deemed an original, and all said counterparts when taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to the Rights Agreement to be duly executed as of the date first set forth above.

NEXMED, INC.

By:	/s/ Vivian H. Liu
Name:	Vivian H. Liu
Its:	Chief Executive Officer

WELLS FARGO BANK, N.A.

By:	/s/ Barbara M. Novak
Name:	Barbara M. Novak
Its:	Vice President